NIOCORP DEVELOPMENTS LTD.

7000 South Yosemite Street, Suite 115

Centennial, CO 80112

February 6, 2023

Via EDGAR

Karina Dorin

Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	NioCorp Developments Ltd.
Registration Statement on Form S-4, as amended
File No. 333-268227

Dear Ms. Dorin,

In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, NioCorp Developments Ltd. (the “Company”) hereby requests that the effective time and date of the Company’s above-referenced Registration Statement on Form S-4 (as amended, the “Registration Statement”) be accelerated to 4:30 p.m., Eastern time, on February 8, 2023 or as soon as practicable thereafter. Once the Registration Statement has been declared effective, we respectfully request that you confirm that event with our counsel, Joel T. May of Jones Day, at (404) 581-8967.

Please contact Joel T. May at Jones Day at (404) 581-8967 if you have any questions concerning the foregoing. Thank you for your attention to this matter.

Very truly yours,

NioCorp Developments Ltd.

/s/ Neal Shah

Neal Shah

Chief Financial Officer

NioCorp Developments Ltd.

Copies to:

Joel T. May, Jones Day

Andrew C. Thomas, Jones Day

C. Michael Chitwood, Skadden, Arps, Slate, Meagher & Flom LLP

Michael A. Civale, Skadden, Arps, Slate, Meagher & Flom LLP

Mark A. Smith, NioCorp Developments Ltd.